CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

October 13, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015

Response dated August 5, 2016

File No. 333-140806

We submit the following in response to your comments by letter of September 14, 2016.  In each case, to facilitate review we have quoted your original comment, and provided our response below.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 10

Oil and Gas Disclosures, page 10

General, page 10

Please revise your disclosure to resolve the apparent inconsistencies relating to the varying number of wells identified on pages 10, 11 and in the revised reserves report dated August 5, 2016. Alternatively, if you believe there is an appropriate reason for these differences, then please expand your disclosure to explain the reason for the varying number of wells identified in your discussion.

COMPANY RESPONSE:  The Company has corrected its disclosure on page 10 with respect to the number of wells so as to agree with the reserves report.

Proved Oil and Gas Reserves, page 11

2.

It appears that the disclosure of the equivalent amounts of your proved reserves is incorrectly labeled “total gas equivalents (Boe)”, rather than total oil equivalents (Boe).
Please revise your disclosure as necessary to clarify.

COMPANY RESPONSE:   The Company has corrected its disclosure so as to correctly label total oil equivalents (Boe).

Management’s Discussion and Analysis and Plan of Operation, page 18

Results of Operations for the Year Ended December 31, 2014, page 19

Revenues, page 19

3.

We note a difference between the oil and natural gas production figures that you report as of December 31, 2014 on page 19 and the corresponding information that appears on page 10 of the draft Form 10-K/A. Please revise your disclosure to resolve the inconsistencies in your production figures.

COMPANY RESPONSE:     The Company has corrected its disclosure on page 19 of the 10-K/A so as to agree with the disclosure on page 10 of the draft.

Financial Statements

Supplemental Information to Financial Statements (Unaudited) page 39

Oil and Gas Producing Activities, page 39

Net Proved Reserve Summary, page 41

4.

We note a difference between the crude oil, natural gas and Boe figures that you report in your draft amendment as of December 31, 2013 and for the balance at the beginning of
2013, e.g. as of December 31, 2012, and the corresponding information previously reported in your Form 10-K for the fiscal year ended December 31, 2013 on page 19.
Please revise the disclosure in your draft Form 10-K to resolve the apparent inconsistencies relating to your previously disclosed reserves figures or explain why you believe a revision in these figures is necessary.

COMPANY RESPONSE:     The oil and natural gas reserve data presented for December 31, 2013 in the December 31, 2014 10-K report differs from the oil and natural gas reserve data presented for December 31, 2013 in the December 31, 2013 Form 10-K.  This difference results from corresponding changes in the reserves report data obtained from our third-party oil and gas engineer.  The reserves data presented in the December 31, 2013 10-K report was derived from a reserves report dated August 2, 2012, with data effective as of December 31, 2011.  This data was then rolled-forward using actual oil and gas production figures in order to obtain reserves information effective as of December 31, 2013, which was then presented in the December 31, 2013 10-K report.  Upon the Company’s receipt of the updated reserves report originally dated June 10, 2015, with data effective as of December 31, 2014, it was noted that when 2014 actual production figures were rolled-back from the December 31, 2014 reserves data, the December 31, 2013 reserves figures did not agree with those previously presented in the December 31, 2013 Form 10-K.  In consultation with our auditors, we determined that the most appropriate course of action was to update the 2013 reserves figures within the December 31, 2014 10-K report with the most current and accurate information available to us, that being a rollback from December 31, 2014 reserves data, as opposed to a roll-forward from December 31, 2011 reserves data.  The December 31, 2012 figures presented in the December 31, 2014 Form 10-K are original figures, as presented in the December 31, 2013 Form 10-K.  The changes in our engineer’s estimates are disclosed as “revisions of previous estimates” in the 2013 columns of our reserves information tables.

5.

We also note a difference between the 2013 production figure of 8,982 Boe presented in the draft Form 10-K/A on page 41 and the corresponding production figure of 9,888 Boe presented on page 10. Please revise your disclosure to resolve the inconsistencies in your production figures.

COMPANY RESPONSE:     The Company has revised the 8,982 Boe production figure presented on page 41 with the more accurate figure of 9,888 Boe.

6.

We note your response to comment 13 and the revisions made in the reserves report as of
December 31, 2014 prepared by Shumway Resources, LLC and dated August 5, 2016 to remove certain reserves held by an unrelated third-party. However, it does not appear that you incorporated the information from the revised reserves report into the draft Form
10-K/A. Please revise the disclosures presented in the draft Form 10-K/A to resolve the apparent inconsistencies corresponding to your reserves and the changes therein presented on pages 12, 41 and 42, respectively, and the future cash inflows, production and development costs relating to your standardized measure and the changes therein presented on pages 44 and 45, respectively.

COMPANY RESPONSE:     The Company has included as exhibit 23.1 an updated reserves report that includes data from the Company’s Lightsey well, which was erroneously excluded from the previous reserves report.  The revised reserves report data agrees with the reserves figures presented on pages 12, 41, and 42 in the 10-K/A report.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page 44

7.

Please expand your discussion to clarify that the future production and development costs used in calculating the standardized measure incorporate the anticipated cash outflows pertaining to your asset retirement obligations if true. Also disclose that the previously reported figures relating to your standardized measure as of December 31, 2013 have been revised to incorporate such costs.

COMPANY RESPONSE:     The Company has revised its disclosure so as to clarify the fact that future production and development costs used in calculating the standardized measure incorporate anticipated cash outflows pertaining to our asset retirement obligations.  Additionally, the Company has disclosed the fact that the figures relating to our standardized measure as of December 31, 2013 have been revised to incorporate such costs.

Exhibit 23.1

8.

We note your response to comment 14 indicating that the anticipated cash outflows pertaining to your asset retirement obligations were incorporated into the calculation of the standardized measure by the Company, as represented in your draft Form 10-K/A, as such costs were not included in the reserve report projections prepared by Shumway
Resources, LLC. However, we also note disclosure on page 5 of the revised reserves report dated August 5, 2016 stating “future expenses for plugging or abandonment were considered when appropriate.” Please ask your third party engineer to indicate the extent to which such costs have been reflected in the future net income total of $484,037, or to clarify if the future expenses for plugging or abandonment were not considered at the
Company’s request. Please clarify whether the difference between this amount and the net of the future cash inflows and future production and development costs presented in your draft Form 10-K/A (amounting to $106,659) represent the future expenses for plugging and abandonment, or if not specify the reason for this difference.

COMPANY RESPONSE:    The Company has obtained a revised reserves report wherein our engineer clarifies the fact that he did not consider future expenses for plugging and abandonment when calculating future net cash flows.  The potential retirement obligation costs ($185,694) were added to the future development costs figure in the reserves report ($771,115) in order to calculate future development costs, inclusive of retirement obligations ($956,809).

9.

Please obtain and file a revised reserves report to correct an apparent typographical error resulting in the disclosure of 15,517 MBbl of oil and 4,914 MMcf on page two of the report. Refer to the correct figures presented in the table on page three.

COMPANY RESPONSE:     The Company has obtained a revised reserves report that corrects the typographical error, such that reserves are presented as 15.711 MBbl of oil and 9.661 MMcf of gas.  The increases from previously reported figures are derived primarily from the inclusion of the Lightsey well reserves in the revised version of the report.

10.

Please obtain and file a revised reserves report that presents the volume weighted average realized price of crude oil and natural gas after adjustments for transportation, quality and basis differentials, as applicable. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation
S-K.

COMPANY RESPONSE:     The Company has obtained and filed a revised reserves report wherein the volume weighted average realized prices of crude oil and natural gas, respectively, after adjustments for transportation, quality, and basis differentials.

The Company acknowledges that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President